Exhibit 12

Fiserv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	6 Months Ended June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings calculation:
Income from continuing operations before income taxes and income from investment in unconsolidated affiliate	$419	$729	$793	$734	$640	$667
Interest on indebtedness	87	188	198	220	260	76
Estimated interest component of rental expense	18	38	37	38	41	32

Total adjusted earnings	$524	$955	$1,028	$992	$941	$775

Fixed charges:
Interest on indebtedness	$87	$188	$198	$220	$260	$76
Estimated interest component of rental expense	18	38	37	38	41	32

Total fixed charges	$105	$226	$235	$258	$301	$108

Ratio of earnings to fixed charges	5.0	4.2	4.4	3.8	3.1	7.2

Note: Interest component of rental expense estimated to be 1/3 of rental expense.